Neovasc Comments on Journal of the American Heart Association Publication

VANCOUVER and MINNEAPOLIS, via NewMediaWire -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced that the Journal of the American Heart Association has published an article entitled, "Angina Severity, Mortality, and Healthcare Utilization Among Veterans with Stable Angina". The prestigious journal is the official publication of the American Heart Association, and the article offers important insights into the burden of angina on both patients and healthcare systems.

The article, authored by Mina Owlia, M.D., New York University School of Medicine, explored the relationship between Canadian Cardiovascular Society (CCS) angina severity classification and all-cause mortality and healthcare utilization. The retrospective analysis of veterans in the United States utilized natural language processing to identify over 14,000 patients suffering from angina.

The study found that patients suffering from angina had worse outcomes and higher rates of healthcare utilization than patients without angina. Importantly, patients with more severe classes of angina, CCS III & IV, had markedly worse outcomes than CCS I & II.  During a median follow-up of 3.4 years, all-cause mortality rates were 4.58, 4.60, 6.22, and 6.83 per 100 person years for CCS classes I, II, III, and IV, respectively. Multivariable adjusted hazard ratios for all-cause mortality comparing CCS II, III, and IV with those in class I were 1.05 (95% CI, 0.95-1.15), 1.33 (95% CI, 1.20-1.47), and 1.48 (95% CI, 1.25-1.76), respectively. Hospitalizations, stenting procedures and bypass graft surgeries were also more likely to occur in patients with the most severe classes of angina.

"Angina is a predictor of poor outcomes for patients and as indicated in this large study, CCS classification as used in the original Reducer COSIRA study was indeed a very good measure to focus on," said Fred Colen, Chief Executive Officer of Neovasc. "CCS classiﬁcation in this study was positively associated with all-cause mortality and healthcare utilization for cardiovascular causes. Compared with CCS class I, those with CCS class III or IV angina symptom severity near the time of angina diagnosis experienced a 33% to 48% higher all-cause mortality rate over the median 3-year follow-up in this study. Furthermore, the incremental costs for the healthcare system associated with CCS classes III and IV, compared to CCS class I were over $6000.00 per year higher in this study." He continued, "We would like to thank the authors for their important contribution to the understanding of the consequences of angina and encourage others to continue to study the burden of the condition."

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara(TM) for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

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Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to,  the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.